SUPERCOM LTD.

1 Arie Shenkar Street

Herzlia Pituach

Israel

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MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 9, 2014

Following are the minutes of the Annual General Meeting (the " Meeting ") of the shareholders of SuperCom Ltd. (the " Company ") held at the Company’s offices at 1 Shenkar Street, Hertzliya Pituach, Israel, on June 9, 2014 at 6:00 p.m. (Israel time).

Attendees

The number of shares present at the meeting (whether in person or by proxy): 6,634,139 shares constituting 49.87% of the voting power of the Company as of May 2, 2014 (the record date).

Mrs. Tsviya Trabelsi was appointed chairman of the meeting.

The following resolutions were adopted:

ITEM 1 – Appointment of independent public accountants

RESOLVED,    to appoint Deloitte Brightman Almagor Zohar & Co. as the Company's independent public accountants for the year ending December 31, 2014 and to authorize the Company's Audit Committee to fix the remuneration thereof in accordance with the volume and nature of their services.

ITEM 2 – Election of two (2) directors

RESOLVED,   to approve the Election of Mrs. Tsviya Trabelsi and Mr. Menachem Mirski to serve as Directors of the Company for terms ending at the next annual general meeting of the Company’s shareholders.

ITEM 3 – Election of External Director for additional term of 3 years

RESOLVED, to approve the Re-election of Mr. Avi Ayash to the Board of Directors of the company, to serve as an External Director of the Company for an additional three-year term starting at December 8, 2014 and ending at December 7, 2017 upon the fixed remuneration terms provided under applicable law.

ITEM 4 –   Approval of the Company Compensation Policy

RESOLVED,   to approve the Company Compensation Policy substantially in the terms set forth in Appendix A to the Proxy Statement relating to the General Meeting of the Company to be held on June, 9, 2014.

ITEM 5- Approval of the VP, Product Development's Employment Agreement

RESOLVED,   to approve the execution and delivery by the Company of the Employment agreements with VP, Product Development, substantially in the terms set forth in Appendix B to the Proxy Statement relating to the General Meeting of the Company to be held on June 9, 2014.

ITEM 6- Approval of Increasing the Company's authorized share capital

RESOLVED, to increase the authorized (registered) share capital of the Company to NIS 4,500,000 divided into 18,000,000 Ordinary Shares of NIS 0.25 par values each, and to amend the Memorandum of Association and Articles of the Company accordingly.

Company Audited Consolidated Financial Statements

At the Meeting, the shareholders had an opportunity to review, ask questions and comment on the Company's Audited Consolidated Financial Statements for 2013.

There being no further business, the meeting was adjourned.

_____________________________ Tsviya Trabelsi Chairman of the Annual Meeting